SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 May, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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BP p.l.c.
AGM 2019 poll results and directorate changes

BP p.l.c. held its Annual General Meeting on 21 May 2019 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Votes Withheld	% of issued share capital voted
Resolution 1: Report and accounts	13,359,522,261	98.89	150,388,207	1.11	140,565,830	66.38%
Resolution 2: Directors' remuneration report	12,771,467,350	95.93	541,441,316	4.07	337,586,814	65.41%
Resolution 3: To re-elect Mr R W Dudley as a director	13,484,677,599	99.67	43,996,011	0.33	121,779,782	66.47%
Resolution 4: To re-elect Mr B Gilvary as a director	13,370,192,974	98.84	157,083,122	1.16	123,219,761	66.46%
Resolution 5: To re-elect Mr N S Andersen as a director	13,282,295,777	98.20	244,006,924	1.80	124,198,376	66.46%
Resolution 6: To re-elect Dame A Carnwath as a director	13,073,613,643	96.65	453,216,737	3.35	123,641,581	66.46%
Resolution 7: To elect Miss P Daley as a director	13,479,377,986	99.67	44,129,326	0.33	126,993,298	66.44%
Resolution 8: To re-elect Mr I E L Davis as a director	13,300,725,140	98.33	225,214,349	1.67	124,560,817	66.45%
Resolution 9: To re-elect Professor Dame Ann Dowling as a director	13,474,891,619	99.61	52,783,924	0.39	122,783,120	66.46%
Resolution 10: To elect Mr H Lund as a director	13,286,985,824	98.24	238,584,961	1.76	124,887,888	66.45%
Resolution 11: To re-elect Mrs M B Meyer as a director	13,478,019,987	99.72	38,418,333	0.28	124,015,781	66.41%
Resolution 12: To re-elect Mr B R Nelson as a director	13,439,715,611	99.38	83,895,218	0.62	126,890,841	66.44%
Resolution 13: To re-elect Mrs P R Reynolds as a director	13,154,553,590	97.69	311,060,792	2.31	184,886,087	66.16%
Resolution 14: To re-elect Sir J Sawers as a director	13,447,547,340	99.45	74,906,619	0.55	128,046,229	66.44%
Resolution 15: Reappointment of auditor	13,474,131,801	99.51	66,045,149	0.49	110,336,449	66.52%
Resolution 16: Political donations and political expenditure	13,056,729,819	96.54	468,541,854	3.46	119,869,222	66.45%
Resolution 17: Limited authority to allot shares up to a specified amount.	12,636,558,391	93.49	879,608,690	6.51	134,324,863	66.41%
Resolution 18: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	13,361,576,086	98.98	138,080,684	1.02	150,834,634	66.33%
Resolution 19: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	13,010,997,410	96.39	487,479,909	3.61	152,011,879	66.32%
Resolution 20: Special resolution: share buyback	13,267,089,657	98.46	207,280,010	1.54	176,130,228	66.20%
Resolution 21: Special resolution: notice of general meetings	12,451,061,928	92.35	1,031,172,483	7.65	168,263,451	66.24%
Resolution 22: Special resolution: Climate Action 100+ shareholder resolution on climate change disclosures	13,339,502,194	99.14	115,759,662	0.86	195,200,575	66.11%
Resolution 23: Special resolution: Follow This shareholder resolution on climate change targets	1,077,086,256	8.40	11,750,746,486	91.60	802,598,545	63.03%

*   Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

** Total voting rights of the shares in issue: 20,353,561,267. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of BP preference shares held.

Board retirements
The Board of BP p.l.c. announces that with effect from the close of the AGM on 21 May 2019, Mr Alan Boeckmann and Admiral Frank Bowman have retired as Non-Executive Directors.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 May 2019
/s/ B. MATHEWS
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B. MATHEWS
Company Secretary